Exhibit 99.1

ASML publishes agenda Annual General Meeting 2022

Reappointment of Board of Management members and changes in Supervisory Board announced

VELDHOVEN, the Netherlands, March 15, 2022—ASML Holding NV (ASML) today publishes the agenda and the explanatory notes for the Annual General Meeting (AGM), which will be held on Friday, April 29, 2022, starting at 14:00 CET. The agenda with the explanatory notes and other meeting documents are available at www.asml.com/agm2022.

Reappointment of Board of Management members

ASML also announces that, subject to the notification of the General Meeting on April 29, 2022, its Supervisory Board intends to reappoint the five members of ASML’s Board of Management, whose terms are set to expire per the 2022 AGM.

The Supervisory Board intends to reappoint Peter Wennink as President and Chief Executive Officer and Martin van den Brink as President and Chief Technology Officer of the Board of Management. In accordance with the new rules of procedure for the Board of Management, the Presidents’ reappointment will be for a two-year term.

The Supervisory Board intends to reappoint Roger Dassen as Executive Vice President (EVP) and Chief Financial Officer, Christophe Fouquet as EVP EUV and Frédéric Schneider-Maunoury as EVP and Chief Operations Officer for a four-year term.

“We are very pleased that the members of the Board of Management are willing to continue to fulfill their current leadership roles. We have a strong team in place, which will provide stability to execute our long-term strategy and deliver stakeholder value in a period of significant growth for the company,” said Gerard Kleisterlee, Chairman of the Supervisory Board.

Changes in Supervisory Board

The current terms of Hans Stork and Terri Kelly will end per the AGM 2022. Hans Stork will step down after the AGM 2022 after having completed two terms. The Supervisory Board extends its thanks to him for his valuable contribution over the past eight years, and wishes him all the best for the future.

The Supervisory Board intends to nominate Terri Kelly for reappointment as member of the Supervisory Board effective from the 2022 AGM. She was first appointed in 2018 and has been a highly valued member of the Supervisory Board. Terri Kelly also is the Chairperson of the Remuneration Committee and a member of the Selection and Nomination Committee.

In addition, the Supervisory Board intends to nominate Alexander Everke and An Steegen for appointment as new members of the Supervisory Board, effective from the 2022 AGM. Alexander Everke is currently CEO of ams OSRAM. He has extensive general management and semiconductor experience having fulfilled leadership roles at Siemens, Infineon and NXP Semiconductors. An Steegen is currently co-CEO and a member of the Board of Directors of Barco N.V. She has extensive semiconductor experience, having worked at IBM, research institute imec and Umicore. The Supervisory Board expects that Alexander Everke and An Steegen will be valuable contributors to the Supervisory Board, given their background and experience.

The nominations of Terri Kelly and An Steegen have been proposed by the ASML Netherlands BV Works Council, based on its enhanced recommendation right.

With the retirement of Hans Stork and provided that Terri Kelly, Alexander Everke and An Steegen will be (re)appointed, ASML’s Supervisory Board will consist of nine members, effective from the AGM 2022.

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About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 32,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Forward Looking Statements

This press release and presentations referred to herein contain statements that are forward-looking, including statements with respect to planned director retirements, appointments and nominations. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include the results of our AGM and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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